# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: INVIVYD, INC., CIK 0001832038
CUSIP: 00534A102
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 209 Church Street, New Haven, Connecticut (CT), 06510
Date of event which requires filing of this statement: 08/22/2025
Filed by CIK 0001669609
Persons authorized to receive notices and communications: Ajay Royan, c/o Mithril Capital Management, 111 Congress Avenue, Suite 500, Austin, Texas (TX), 78701, 512-717-3770

## Reporting persons
- Mithril II LP (CIK 0001669609): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 11,241,580; sole dispositive power 0; shared dispositive power 11,241,580; aggregate amount beneficially owned 11,241,580 (4.8% of the class)
  Comment: All shares are held of record by Mithril II (as defined in Item 2(a) of the Original Schedule 13D). Mithril II UGP (as defined in Item 2(a) of the Original Schedule 13D) is the general partner of Mithril II GP (as defined in Item 2(a) of the Original Schedule 13D), which is the general partner of Mithril II, and each of Mithril II UGP and Mithril II GP may be deemed to have shared voting, investment and dispositive power with respect to these securities. Ajay Royan, a member of the Issuer's board of directors, is the sole managing member of Mithril II UGP. Ajay Royan and Peter Thiel are the members of the investment committee established by Mithril II GP. The investment committee makes all investment decisions with respect to the shares held by Mithril II and may be deemed to have shared voting, investment and dispositive power with respect to these securities.
  
  The percentage in Row 13 is based on 233,122,834 shares of Common Stock (as defined in Item 1 of the Original Schedule 13D) outstanding as of October 30, 2025, as set forth in the Issuer's quarterly report on Form 10-Q for the quarter ended September 30, 2025, filed with the United States Securities and Exchange Commission (the "Commission") on November 6, 2025 (the Form 10-Q).
- Mithril II GP LP (CIK 0001878232): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 11,241,580; sole dispositive power 0; shared dispositive power 11,241,580; aggregate amount beneficially owned 11,241,580 (4.8% of the class)
  Comment: All shares are held of record by Mithril II. Mithril II UGP is the general partner of Mithril II GP, which is the general partner of Mithril II, and each of Mithril II UGP and Mithril II GP may be deemed to have shared voting, investment and dispositive power with respect to these securities. Ajay Royan, a member of the Issuer's board of directors, is the sole managing member of Mithril II UGP. Ajay Royan and Peter Thiel are the members of the investment committee established by Mithril II GP. The investment committee makes all investment decisions with respect to the shares held by Mithril II and may be deemed to have shared voting, investment and dispositive power with respect to these securities.
  
  The percentage in Row 13 is based on 233,122,834 shares of Common Stock outstanding as of October 30, 2025, as set forth in the Form 10-Q.
- Mithril II UGP LLC (CIK 0001878230): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 11,241,580; sole dispositive power 0; shared dispositive power 11,241,580; aggregate amount beneficially owned 11,241,580 (4.8% of the class)
  Comment: All shares are held of record by Mithril II. Mithril II UGP is the general partner of Mithril II GP, which is the general partner of Mithril II, and each of Mithril II UGP and Mithril II GP may be deemed to have shared voting, investment and dispositive power with respect to these securities. Ajay Royan, a member of the Issuer's board of directors, is the sole managing member of Mithril II UGP. Ajay Royan and Peter Thiel are the members of the investment committee established by Mithril II GP. The investment committee makes all investment decisions with respect to the shares held by Mithril II and may be deemed to have shared voting, investment and dispositive power with respect to these securities.
  
  The percentage in Row 13 is based on 233,122,834 shares of Common Stock outstanding as of October 30, 2025, as set forth in the Form 10-Q.
- Ajay Royan (CIK 0001875614): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 11,241,580; sole dispositive power 0; shared dispositive power 11,241,580; aggregate amount beneficially owned 11,241,580 (4.8% of the class)
  Comment: All shares are held of record by Mithril II. Mithril II UGP is the general partner of Mithril II GP, which is the general partner of Mithril II, and each of Mithril II UGP and Mithril II GP may be deemed to have shared voting, investment and dispositive power with respect to these securities. Ajay Royan, a member of the Issuer's board of directors, is the sole managing member of Mithril II UGP. Ajay Royan and Peter Thiel are the members of the investment committee established by Mithril II GP. The investment committee makes all investment decisions with respect to the shares held by Mithril II and may be deemed to have shared voting, investment and dispositive power with respect to these securities.
  
  The percentage in Row 13 is based on 233,122,834 shares of Common Stock outstanding as of October 30, 2025, as set forth in the Form 10-Q.
- Peter Thiel (CIK 0001211060): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 11,241,580; sole dispositive power 0; shared dispositive power 11,241,580; aggregate amount beneficially owned 11,241,580 (4.8% of the class)
  Comment: All shares are held of record by Mithril II. Mithril II UGP is the general partner of Mithril II GP, which is the general partner of Mithril II, and each of Mithril II UGP and Mithril II GP may be deemed to have shared voting, investment and dispositive power with respect to these securities. Ajay Royan, a member of the Issuer's board of directors, is the sole managing member of Mithril II UGP. Ajay Royan and Peter Thiel are the members of the investment committee established by Mithril II GP. The investment committee makes all investment decisions with respect to the shares held by Mithril II and may be deemed to have shared voting, investment and dispositive power with respect to these securities.
  
  The percentage in Row 13 is based on 233,122,834 shares of Common Stock outstanding as of October 30, 2025, as set forth in the Form 10-Q.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: INVIVYD, INC.
Address of issuer's principal executive offices: 209 Church Street, New Haven, Connecticut (CT), 06510
Comment: This Amendment No. 5 (this "Amendment No. 5") amends and supplements the Schedule 13D originally filed by the Reporting Persons with the Commission on August 20, 2021, as it has been amended by Amendment No. 1 filed with the Commission on March 30, 2022, Amendment No. 2 filed with the Commission on April 26, 2022, Amendment No. 3 filed with the Commission on June 24, 2022 and Amendment No. 4 filed with the Commission on July 5, 2022 (collectively, the "Original Schedule 13D"). This Amendment No. 5 is being filed to update the aggregate percentage of the Common Stock owned by the Reporting Persons due to dilution caused by the Issuer's sales of additional shares of its Common Stock from time to time since the date of the filing of Amendment No. 4 and not in connection with a disposition of any shares by the Reporting Persons. Such dilution resulted in a decrease of over one percent (1%) in the aggregate percentage ownership reported by the Reporting Persons in Amendment No. 4. Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 5 have the meanings ascribed to them in the Original Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 7-11 and 13 of the cover pages of this Amendment No. 3 for each Reporting Person and the corresponding comments.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7-11 and 13 of the cover pages of this Amendment No. 3 for each Reporting Person and the corresponding comments.
Transactions in the class effected during the past sixty days: Except as reported in this Amendment No. 5, none of the Reporting Persons has effected any transactions in the Issuer's securities within the past 60 days.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: August 22, 2025.

## Signatures
- Mithril II LP: /s/ Ajay Royan, Ajay Royan, Managing Member of Mithril II UGP LLC, the general partner of Mithril II GP LP, the general partner of Mithril II LP (11/12/2025)
- Mithril II GP LP: /s/ Ajay Royan, Ajay Royan, Managing Member of Mithril II UGP LLC, the general partner of Mithril GP LP (11/12/2025)
- Mithril II UGP LLC: /s/ Ajay Royan, Ajay Royan, Managing Member (11/12/2025)
- Ajay Royan: /s/ Ajay Royan, Ajay Royan (11/12/2025)
- Peter Thiel: /s/ Peter Thiel, Peter Thiel (11/12/2025)